ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

February 20, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A, filed on December 30, 2013

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on February 14, 2014, relating to Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A filed on December 30, 2013 regarding the Innealta Capital Tactical Fixed Income Fund (the “Fund”), a new series of the Trust.  Please note that the Fund has changed its name from the “Innealta Fixed Income Fund,” to the “Innealta Capital Tactical Fixed Income Fund.”  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

Please note that the footnote numbers to the Fee Table do not appear in the EDGAR.

Response #1

We will ensure that the footnote numbers to the Fee Table will appear in the EDGAR in the 485(b) filing.

Comment #2

Please note that the term of the operating expense limitation agreement between the Adviser and the Fund must be at least one year from the effective date of the post-effective amendment.

Response #2

We confirm that the term of the expense limitation will be for at least one year from the effective date of the post-effective amendment.

Summary Section - Principal Investment Strategies

Comment #3

May the Fund or any of the underlying funds in which it may invest invest in securities that are in default.

Response #3

While the Fund will not invest in securities that are in default directly, it may invest in exchange traded funds or exchanged traded notes (“Exchange Traded Products” or “ETPs”) that may invest in securities that are in default.  We have revised the disclosure as follows in both the Summary and Statutory sections of the Prospectus in response to your comment:

Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”) or that are in default.

Comment #4

If investing in emerging market securities is a part of the Fund’s principal investment strategy, please note so in the Principal Investment Strategies section as it is included in the risks.

Response #4

We confirm that emerging markets is one of the fixed income sectors that the Fund may seek exposure to and that the Fund may invest in ETPs that invest in emerging market fixed income securities.  Accordingly, we have revised the disclosure as follows in response to your comment:

The Fund operates as a fund of funds, investing primarily in exchange-traded funds (“ETFs”).  Under normal market conditions, the Fund will invest at least 80% of its net assets (including amounts borrowed for investment purposes), in ETFs and exchange traded notes (“ETNs”) that track fixed income indices.  The Fund may invest in ETFs and ETNs representing a wide spectrum of fixed income sectors and whose underlying fixed income investments may include, but are not limited to, fixed income securities issued by governments, government agencies, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets (including foreign developed and emerging markets) as well as asset-backed securities. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”) or that are in default.  The Fund may also invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.   Should the Fund change its policy of investing at least 80% of its assets (net assets, plus borrowing for investment purposes) in the type of investment suggested by its name (fixed income investments), it will provide shareholders at least 60 days' notice prior to making the change.

We have also added the following risks:

Prospectus Summary

Emerging Market Risk. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market economies may be based on only a few industries and security issuers may be more susceptible to economic weakness and more likely to default. Emerging market securities also tend to be less liquid.

Statutory Prospectus

Emerging Market Risk. The Fund may invest a portion of its assets in  ETFs that invest in countries with newly organized or less developed securities markets. There are typically greater risks involved in investing in emerging markets securities. Generally, economic structures in these countries are less diverse and mature than those in developed countries and their political systems tend to be less stable. Emerging market economies may be based on only a few industries, therefore security issuers, including governments, may be more susceptible to economic weakness and more likely to default. Emerging market countries also may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Investments in emerging markets countries may be affected by government policies that restrict foreign investment in certain issuers or industries. The potentially smaller size of their securities markets and lower trading volumes can make investments relatively illiquid and potentially more volatile than investments in developed countries, and such securities may be subject to abrupt and severe price declines. Due to this relative lack of liquidity, ETFs investing in such securities may have to accept a lower price or may not be able to sell a portfolio security at all. An inability to sell a portfolio position can adversely affect the ETF’s value.

Comment #5

Please add disclosure that the Fund will invest at least 80% of its assets in fixed income investments in accordance with Rule 35d-1.

 Response #5

We have revised the disclosure in response to your comment.  Please see the response to Comment #4 above.

Comment #6

We suggest that you expand on your discussion of exchange-traded notes, especially those risks specific to exchange-traded notes.  Please note the FINRA alert on the topic for guidance.

Response #6

We have revised the disclosure as follows in response to your comment:

Prospectus Summary

Exchange Traded Notes Risk:  Exchange-traded notes (“ETNs”) are a type of unsecured, unsubordinated debt security that have characteristics and risks similar to those of fixed-income securities and trade on a major exchange similar to shares of ETFs. This type of debt security differs, however, from other types of bonds and notes because ETN returns are based upon the performance of a market index minus applicable fees, no period coupon payments are distributed, and no principal protections exist.  There are a number of risks associated with ETNs, including: credit risk, market risk, liquidity risk, price-tracking risk, holding-period risk, conflicts of interest as well as call, early redemption and acceleration risk.

Statutory Prospectus

Exchange Traded Notes Risk:  Exchange-traded notes (“ETNs”) are a type of unsecured, unsubordinated debt security that have characteristics and risks similar to those of fixed-income securities and trade on a major exchange similar to shares of ETFs. This type of debt security differs, however, from other types of bonds and notes because ETN returns are based upon the performance of a market index minus applicable fees, no period coupon payments are distributed, and no principal protections exist. There are a number of risks associated with ETNs, including: credit risk, market risk, liquidity risk, price-tracking risk, holding-period risk, conflicts of interest as well as call, early redemption and acceleration risk. The purpose of ETNs is to create a type of security that combines the aspects of both bonds and ETFs. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying commodities or securities markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced commodity or security. The Fund’s decision to sell its ETN holdings also may be limited by the availability of a secondary market. If the fund must sell some or all of its ETN holdings and the secondary market is weak, it may have to sell such holdings at a discount. If the fund holds its investment in an ETN until maturity, the issuer will give the fund a cash amount that would be equal to principal amount (subject to the day’s index factor). ETNs also are subject to counterparty credit risk and fixed income risk.

Summary Section—Principal Risks

Comment #7

With response to the emerging market risks discussed in this section, please add corresponding disclosure to the strategies section, see Comment 4 below.  If it is not a part of the principal investment strategies, why is this disclosure here?

Response #7

Please see our response to Comment #4 above.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Investment Strategies

Comment #8

In the second paragraph, please provide examples of what is meant by “sectors” in the fixed income context.

Response #8

We have revised the disclosure as follows in response to your comment:

The Fund’s quantitative investment approach aims to maximize expected total return in the context of various risks across a wide spectrum of fixed income sectors such as, but not limited to, U.S. Treasury, investment-grade corporate, high yield corporate, foreign developed and emerging market..

Comment #9

In the second paragraph, please provide examples of what is meant by “specific fixed income exposures.”

Response #9

We have revised the disclosure as follows in response to your comment:

This information is then incorporated into a quantitative framework that the Adviser utilizes to allocate fund assets to specific fixed income exposures, while seeking to control for both risk and yield at the portfolio level.  For example, the Adviser may seek exposure to U.S. Treasury bonds with remaining maturities greater than 20 years and to U.S. government, investment grade corporate and investment grade international bonds with maturities between 1 and 5 years.

 Comment #10

In the third paragraph you state, “For defensive purposes, in abnormal market conditions, or to meet redemption requests or make anticipated cash payments, the Fund may temporarily invest extensively in cash and cash equivalents.” When you state “or to meet redemption requests or make anticipated cash payments,” we typically don’t see this language, please explain why it is included.  Typically this is just for abnormal market conditions.

Response #10

In response to your comment, the Fund has revised its disclosure as follows:

For defensive purposes, in abnormal market conditions, the Fund may temporarily invest extensively in cash and cash equivalents.

Comment #11

Please confirm in the response letter that the Fund will not be invested in options, futures, or derivatives other than ETNs or short sales.

Response #11

We confirm that the Fund will only make investments in exchange-traded exchange traded funds and exchange traded notes and will not be invested in options, futures or other derivatives.

Related Performance of the Adviser

Comment #12

Please add disclosure that the separate accounts that make up the composite were not subject to the limitations of the 1940 Act and the Internal Revenue Code, which if applicable would have adversely affected the performance results.

Response #12

We have made the requested change.

Comment #13

In the third paragraph under the heading “Related Performance of the Adviser,” please add disclosure that performance is also shown net of any sales loads paid.

Response #13

We confirm that there were no sales loads involved.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #14

Please confirm that there is anything in the SAI that would affect the Fund’s performance that should be discussed and included in the prospectus.

Response #14

We have added the following disclosure from the SAI to both the Summary and Statutory sections of the Prospectus:

The Fund may invest in leveraged, inverse and inverse-leveraged ETFs. Inverse ETFs seek investment results that are the opposite of the daily performance of an underlying index or basket of stocks.  Leveraged ETFs seek investment results that are the underlying index or basket of stock’s performance times the stated multiple in the ETF’s objective.

We have also added the following corresponding risks:

Summary Prospectus:

Leveraged, Inverse and Inverse-Leveraged ETF Risk. If you invest in the Fund, you are exposed to the risks associated with leveraged, inverse and inverse-leveraged ETFs. To the extent the Fund invests in ETFs that seek to provide investment results that are the inverse of the performance of an underlying index, the Fund will indirectly be subject to the risk that the performance of such ETF will fall as the performance of that ETF’s benchmark rises – a result that is the opposite from traditional mutual funds. In addition, the ETFs held by the Fund may utilize leverage (i.e., borrowing) to acquire their underlying portfolio investments. The use of leverage may exaggerate changes in an ETF’s share price and the return on its investments. Accordingly, the value of the Fund’s investments in ETFs may be more volatile and all other risks, including the risk of loss of an investment, tend to be compounded or magnified.  As a result of compounding, inverse and leveraged ETFs often have a single day investment objective. An inverse ETF’s performance for periods greater than one day is likely to be either greater than or less than the inverse of the index performance as stated in the ETF’s objective. Similarly, a leveraged ETF’s performance for periods greater than one day is likely to be either greater than or less than the index performance times the stated multiple in the ETF’s objective. This effect becomes more pronounced for these types of ETFs as market volatility increases. Investments by the Fund in inverse and leveraged ETFs may magnify changes in the Fund’s share price and thus result in increased volatility of returns. These types of investments may prevent the Fund from achieving its investment objective.

Statutory Prospectus:

Leveraged, Inverse and Inverse-Leveraged ETF Risk. If you invest in the Fund, you are exposed to the risks associated with leveraged, inverse and inverse-leveraged ETFs. Generally, the Fund may invest in leveraged ETFs to gain specific target asset class exposures with less portfolio collateral while inverse ETFs may  be utilized to ‘go short’ specific asset classes and, in some cases, to hedge certain long exposures. To the extent the Fund invests in ETFs that seek to provide investment results that are the inverse of the performance of an underlying index, the Fund will indirectly be subject to the risk that the performance of such ETF will fall as the performance of that ETF’s benchmark rises – a result that is the opposite from traditional mutual funds. In addition, the ETFs held by the Fund may utilize leverage (i.e., borrowing) to acquire their underlying portfolio investments. The use of leverage may exaggerate changes in an ETF’s share price and the return on its investments. Accordingly, the value of the Fund’s investments in ETFs may be more volatile and all other risks, including the risk of loss of an investment, tend to be compounded or magnified.  As a result of compounding, inverse and leveraged ETFs often have a single day investment objective. An inverse ETF’s performance for periods greater than one day is likely to be either greater than or less than the inverse of the index performance as stated in the ETF’s objective. Similarly, a leveraged ETF’s performance for periods greater than one day is likely to be either greater than or less than the index performance times the stated multiple in the ETF’s objective. This effect becomes more pronounced for these types of ETFs as market volatility increases. Investments by the Fund in inverse and leveraged ETFs may magnify changes in the Fund’s share price and thus result in increased volatility of returns. These types of investments may prevent the Fund from achieving its investment objective.

Fundamental Investment Limitations

 Comment #15

You state that the Fund may: Invest in other investment companies (including affiliated investment companies) except to the extent permitted by the Investment Company Act of 1940 (“1940 Act”) or exemptive relief granted by the Securities and Exchange Commission (“SEC”).. This does not make sense, please change to “the Fund may not invest” or “except to the extent not permitted.”  Something is missing, please revise to make it clear.

Response #15

We have revised the disclosure as follows in response to your comment:

The Fund may:

1.

Invest in other investment companies to the extent permitted by the Investment Company Act of 1940 (“1940 Act”) or the rules thereunder or pursuant to exemptive relief granted by the Securities and Exchange Commission (“SEC”).

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum